Exhibit 21

STAPLETON ACQUISITION COMPANY ANNOUNCES SUCCESSFUL COMPLETION OF
TENDER OFFER AND COMMENCEMENT OF A SUBSEQUENT OFFERING PERIOD FOR
COMMON STOCK OF SONOMAWEST HOLDINGS, INC.

GREENWICH, CONNECTICUT (May 2, 2011) – Stapleton Acquisition Company (“SAC”) today announced the successful completion of its previously announced tender offer to purchase all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (SWHI.PK) (“SonomaWest”) not currently owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”).

The initial tender offer period and withdrawal rights expired at 5:00 p.m., New York City time, on April 29, 2011. Continental Stock Transfer & Trust Company, the depositary for the tender offer, has advised SAC that, as of the expiration time, approximately 411,124 shares (including approximately 6,782 shares subject to guarantees of delivery) were validly tendered and not withdrawn. The number of shares tendered in the offer, together with the shares of SonomaWest common stock already owned by the Stapleton Group, represent approximately 81% of the outstanding shares of SonomaWest common stock. All shares that were validly tendered and not withdrawn have been accepted for purchase and payment at the offer price of $10.05 per share in cash, without interest and less any applicable withholding taxes, and all holders of these shares will be paid promptly in accordance with the terms of the tender offer.

SAC also announced that it will provide a subsequent offering period for all remaining shares of SonomaWest common stock to permit stockholders who have not yet tendered their shares an opportunity to do so. The subsequent offering period commenced on May 2, 2011 and will expire at 5:00 p.m., New York City time, on Friday, May 6, 2011, unless extended. The same $10.05 per share cash consideration offered during the initial offering period will be promptly paid to holders of SonomaWest common stock who tender their shares during the subsequent offering period. The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that guaranteed delivery procedures may not be used during the subsequent offering period and shares tendered during the subsequent offering period may not be withdrawn.

After the expiration of the subsequent offering period, SAC intends to complete the acquisition of SonomaWest through a merger in which shares of SonomaWest common stock not tendered in the tender offer (other than shares owned by the Stapleton Group, or shares, if any, held by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price of $10.05 per share in cash, without interest and less any applicable withholding taxes, that was paid in the tender offer. If following the completion of the subsequent offering period SAC owns 90% or more of the outstanding shares of SonomaWest common stock, no approval by SonomaWest’s board of directors and no vote of SonomaWest’s stockholders will be required to effect the merger and the merger will occur promptly following the expiration of the subsequent offering period. If following the completion of the subsequent offering period SAC owns less than 90% of the outstanding shares of SonomaWest common stock, the merger will be subject to the approval of SonomaWest’s board of directors and to the affirmative vote of a majority of SonomaWest’s outstanding shares of common stock. Based on the number of shares tendered during the initial tender offer period, SAC will own a sufficient number of SonomaWest shares to effect stockholder approval of the merger. Following the merger, SonomaWest will become a privately-held corporation and shares of SonomaWest common stock will cease to be traded on the over-the-counter “Pink Sheets.”

Important Information

The solicitation of tenders of SonomaWest common stock is being made pursuant to the offer to purchase, letter of transmittal and related materials that SAC has mailed to holders of SonomaWest common stock. Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the offer. Stockholders can obtain copies of the offer to purchase, letter of transmittal and related materials from Morrow & Co., LLC, the information agent for the tender offer, in the manner set forth below or as part of the statement on Schedule TO filed by SAC with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2011, as amended on April 15, 2011 and on May 2, 2011, through the SEC’s website at www.sec.gov without charge.

Stockholder questions regarding the tender offer, and requests for materials or assistance in connection with the tender offer, may be directed to Morrow & Co., LLC, the information agent for the tender offer, by telephone at (888) 813-7566 (banks and brokerage firms, please call: (203) 658-9400) or via email at swhi.info@morrowco.com. Stockholders may also contact their broker, dealer, bank, trust company or other nominee for assistance concerning the tender offer.